February 2, 2007

Via U.S. Mail and Facsimile (011-55-11-2122-1529)

Luiz Fernando Ziegler de Saint Edmond
Chief Executive Officer for Latin America
Companhia de Bebidas das Americas - AmBev
Rua Dr. Renato Paes de Barros, 1017, 4 ander
04530-001 Sao Paulo, SP, Brazil

	Re:	Companhia de Bebidas das Americas - AmBev
		Form 20-F for the Fiscal Year Ended December 31, 2005
		Filed August 23, 2006
		File No. 1-15194

Dear Mr. de Saint Edmond:

      We have reviewed your response letter dated January 19, 2007 and have the following comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please refer to comment 1 in our letter dated December 19, 2006.
We note from InBev`s annual report for the fiscal year ended
December
31, 2005, which is posted on its website, that InBev owns a brewery, distributes five brands of beer, occupies the second largest market position, and has 35.6% of the market share in Cuba. Please expand your materiality analysis to address the potential impact upon your reputation and share value of the Cuban operations of your majority shareholder. In this regard, we note the investor sentiment underlying the legislative and other actions cited in our prior comment. We note also the reference in the third paragraph on page 4 of your letter to "our affiliation with InBev, which has carried on a beer business in Cuba ..."

* * * * *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip
Bhaumik,
Attorney-Advisor, at (202) 551-3333 if you have any questions about the comment or our review. You may also contact me at (202) 551-
3470.

								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Christopher Owings
		Assistant Director
		Division of Corporation Finance

		Mara Ransom
		Legal Branch Chief
		Division of Corporation Finance

Luiz Fernando Ziegler de Saint Edmond
Companhia de Bebidas das Americas - AmBev
February 2, 2007
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